FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-10486

For the Month of February 2003

Trend Micro Incorporated

(Translation of registrant’s name into English)

Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,

Sibuya-ku, Tokyo 151-8583, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release dated February 4, 2003 relating to the Japanese GAAP earnings result of the registrant and its consolidated subsidiaries for the fourth quarter and fiscal year ended December 31, 2002

2.	Digest of Consolidated Earnings Results for the Fiscal Year Ended December 31, 2002 (English translation)

3.	Digest of Non-consolidated Earnings Results for the Fiscal Year Ended December 31, 2002 (English translation)

4.	Press release dated February 4, 2003 relating to the allocation of stock options to the directors and employees of the registrant and its affiliates

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	February 7, 2003	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

3

Trend Micro Announces Fourth Quarter and Annual Results

Company Reports Record Annual Profits and Continued Growth in Enterprise Segment

Tokyo, Japan – February 4th, 2003—Trend Micro Inc (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today reported results in Japanese GAAP for the fourth quarter and fiscal year ending December 31, 2002.

Trend Micro posted consolidated net sales of 11.76 billion yen, (or US $100 million) and operating income of 4.43 billion yen (or US $38million) for the fourth quarter of 2002. These figures reflect gains of 9% in net sales and 13% in operating income compared with the same period a year ago, and growth of 10% in net sales and 44% in operating income compared to the previous quarter.

Net sales for 2002 reached a record high of 42.98 billion yen (or US $364 million) in 2002, up 37% from 2001. Operating income was 13.88 billion yen (or US $118 million), up 46% from 2001. Net income was 7.89 billion yen (or US $67 million), up 226% from 2001. All major product lines grew during 2002, with enterprise products representing 81% of revenues.

“We are very pleased that we have had yet another year of robust growth and that we continue to grow market share in the enterprise segment worldwide,” said Steve Chang, Chairman and CEO, Trend Micro. “This year we delivered our Enterprise Protection Strategy, a NIMDA-prevention architecture, along with many new services and products to support this and we demonstrated the appropriateness of the best-of-breed approach by forming key alliances with other security market leaders. Perhaps most satisfying is that we were able to achieve record profit growth while at the same time investing heavily in channels, products and programs that will enable our growth in coming years.”

Consolidated net sales for the first quarter ending March 2003 are expected to be 11.0 billion yen (or US$ 93 million). Operating income is expected to be 3.1 billion yen (or US$ 26 million). Net income is expected to be 1.8 billion Yen (or US$ 15 million).

Trend Micro also resolved to change its dividend policy and will begin paying dividends beginning in fiscal year 2003. Shareholders of record at the end of December 2003 have the right to receive dividends. The company plans to set 20 percent of consolidated net income as a base for the dividends. The company will decide the dividends per share in consideration of its stock repurchase plan and the retained earnings available for dividends within the limits set by the Japanese Commercial Code.

Fourth Quarter Highlights

•	In Japan, the company showed continued strength, with growth coming from government, education, and service provider sectors. Growth in the region was fueled by the ISP market, where revenue rose 640% year over year. During the quarter, the company also delivered the newest version of VirusBuster, the company’s consumer antivirus product, with the inclusion of a personal firewall & support for wireless devices. Nikkei Business Publications, Inc. gave the “Best PC Software” Award VirusBuster for the third consecutive year.

•	In the US, Trend Micro continued to grow its enterprise customer base, winning new contracts with an additional 9 companies in the Fortune 500, from industries including commercial banking, energy, and securities. A majority of the contracts were comprised of Trend Micro’s Internet gateway and mail server products. Consumer sales in the US grew 43% from 2001 based on strong growth in online sales. Trend Micro named Lane Bess as Senior Vice President of Sales for North America during the quarter. Trend Micro products also won several accolades including a 5-Star rating for OfficeScan™ Corporate Edition from SC Magazine and Best of Show Finalist for ScanMail™ for Microsoft Exchange at MEC 2002.

•	In Europe, Trend Micro continued to strengthen its enterprise customer base, signing over 30 new contracts of over 10,000 users each. The biggest wins were seen in the government and financial sectors. Trend Micro was also honored during the quarter with several awards in the region. GateLock X200 won three accolades: ‘Editor’s Choice’ from PC Professional in Germany, ‘Product of the Year’ from PC World Norge in Norway, and membership in the ‘Best of 2002’ selection by SC Magazine. PC World Norge also awarded Trend Micro’s corporate desktop solution, OfficeScan™ , ‘Best in Test’ in a comparative review, while readers of the Spanish Publication PC Actual named Trend Micro’s InterScan™ Messaging Security Suite winner of the ‘Security Category’.

•	In the Asia-Pacific and Latin American regions, Trend Micro also showed significant growth, most notably in the service provider sector. The company gained access to over 700,000 users in these regions through new ISP relationships signed in the quarter. In Latin America, the company was awarded 2 government contracts of over 20,000 users each. In China, PC World named Trend Micro’s ScanMail™ for Microsoft™ Exchange “Product of the Year.”

•	Trend Micro continued to build upon its best-of-breed alliances during the quarter. In November, Nokia and Trend Micro joined forces to develop a rapidly deployable, auto-updating security appliance, Nokia Message Protector SC6600, which blocks viruses and other email borne exploits at the network perimeter.

•	The company also won noteworthy service accolades, including the Inaugural “Service Excellence Award” from Accenture and Commonwealth Magazine in Taiwan. In December, Trend Micro’s US Premium Support organization earned the prestigious Support Center Practices (SCP) Certification, which recognized the company for its enterprise support excellence. Trend Micro is the first software vendor to receive such recognition.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website at http://www.trendmicro.com.

Supplementary Information

The following tables show key financial information for the fiscal year ended December 31, 2002 as announced by Trend Micro in Japan.

($1US = 118 Japanese Yen)

1. Consolidated Results of Operations

	From Jan 1 to Dec 31,
	2002			2001
	Millions of yen, except share data		Millions of US$ except share data	Millions of yen		Millions of US$	Change
Net sales	42,979		364	31,326		265	37%
Operating Income	13,876		118	9,481		80	46%
Ordinary Income	13,449		114	9,549		81	41%
Net income	7,892		67	2,421		21	226%
Net income per share (basic)	59.74	yen	$0.51	18.40	yen	$0.16	—
Net income per share (diluted)	59.57	yen	$0.50	18.23	yen	$0.15	—

2. Consolidated Financial Position

	As of Dec 31,
	2002			2001
	Millions of yen, except share data		Millions of US$, except share data	Millions of yen, except share data		Millions of US$, except share data
Total assets	74,165		629	65,317		554
Shareholders’ equity	37,084		314	30,901		262
Shareholders’ equity ratio	50%			47%
Shareholders’ equity per share	281.62	yen	$2.39	234.02	yen	$1.98

3. Consolidated Cash Flows

	From Jan 1 to Dec 31,
	2002		2001
	Millions of yen	Millions of US$	Millions of yen	Millions of US$
Cash flows from operating activities	15,217	129	12,563	106
Cash flows from investing activities	-3,172	-27	-2,918	-25
Cash flows from financing activities	-4,482	-38	5,460	46
Ending balance of cash and cash equivalent	47,829	405	40,782	346

Notice Regarding Forward Looking Statements

Statements included in this release contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements regarding our expectations about future dividend payments. Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Customer acceptance of our new products and services

•	The impact of competing products and services

•	Difficulties in adapting our products and services to the Internet

•	Difficulties in addressing new virus and other computer security problems

•	The potential lack of attractive investment targets and difficulties in successfully executing our investment strategy

•	Declining prices for our products and services

We assume no obligation to update any forward-looking statements. For more details regarding risk factors relating to our future performance, please refer to our filings with the SEC, including our annual report on Form 20-F which was filed on July 1,2002.

For Additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp

February 4, 2003

Digest of Consolidated Earnings Results

for the Fiscal Year Ended December 31, 2002

Company:	Trend Micro Incorporated		Tokyo Stock Exchange 1st section
Code:	4704		Location: Tokyo
Contact person:	Position:	Regional controller, Japan Financial Planning and Control
	Name:	Ryo Masaki	(Phone: 81-3-5334-3600)
Date of the board of directors meeting:		February 4, 2003

The US accounting standard is not adopted for preparing the consolidated financial statements for the fiscal year ended December 31, 2002.

1. Financial Highlights for FY 2002 (January 1, 2002 through December 31, 2002)

(1) Consolidated Results of Operations

(All figures are rounded down to millions of yen.)

	Sales	(Compared to the previous year)	Operating income	(Compared to the previous year)	Ordinary income	(Compared to the previous year)
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2002	42,979	(37.2)	13,876	(46.4)	13,449	(40.8)
FY2001	31,326	(43.5)	9,481	(27.4)	9,549	(30.4)

	Net income	(Compared to the previous year)	Net income per share (basic)	Net income per share (diluted)	Return on shareholders’ equity	Ordinary income/total assets ratio	Ordinary income ratio
	Millions of yen	%	Yen	Yen	%	%	%
FY2002	7,892	(226.0)	59.74	59.57	23.2	19.3	31.3
FY2001	2,421	(-48.7)	18.40	18.23	8.5	17.5	30.5

(Note) 1)	Loss on investment in affiliated companies:	11 millions of yen (FY 2002) – 129 millions of yen (FY 2001)
2)	Number of weighted average shares outstanding:	132,111,467 shares (FY2002) 131,594,913 shares (FY2001)
3)	Change in accounting principle:	None
4)	The percentage of sales, operating income, ordinary income and net income are in comparison to the prior fiscal year.

(2) Consolidated Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
FY 2002	74,165	37,084	50.0	281.62
FY 2001	65,317	30,901	47.3	234.02

(Note) Number of shares issued at the end of fiscal year : 131,682,975 shares (FY 2002)

132,043,182 shares (FY 2001)

(3) Consolidated Cash Flow

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Ending balance of cash and cash equivalent
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY 2002	15,217	-3,172	-4,482	47,829
FY 2001	12,563	-2,918	5,460	40,782

(4) Basis of consolidation and investments in affiliated companies:

The number of consolidated subsidiaries	15
The number of unconsolidated subsidiaries accounted by the equity method	0
The number of affiliated companies accounted by the equity method	4

(5) Change in reporting entities:

The number of additional consolidated subsidiaries	0
The number of excluded consolidated subsidiaries	3

The number of additional consolidated affiliated companies	0
The number of excluded consolidated affiliated companies	0

2.	Projected consolidated earnings (Note 1, 2)
(1)	Projected earnings for the next quarter (January 1, 2003 through March 31, 2003)

	Sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
1st Qtr	11,000	3,100	1,800

(Note 1) Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending in March 2003 as well as earnings projection of the succeeding quarter. If we find through our calculation conducted from time to time that the sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

(Note 2) We plan to prepare the consolidated financial statement in accordance with US GAAP from FY2003 and thus the above projection for the 1st Quarter is presented based on US GAAP.

FY2002 (as of December 2002) Attachment to the Report

1. Condition of corporate group

Overview of corporate group

Trend Micro Group consists of Trend Micro Inc., and its 15 subsidiaries which develop and sell anti-virus products and offer other related services and three affiliated companies are: Soft Trend Capital Corporation which manages capital funds to be invested into Internet-related ventures, Japan JCN Co., Ltd which develops and offers the security system against unlawful access and NetSTAR Inc. which develops and offers the products of URL filtering.

The business related to anti-virus are described below.

The products related to anti-virus:

PC client products LAN server products Internet server products Other products

Trend Micro Inc develops and sells the products. Some parts of the research and development activities are entrusted to Trend Micro Incorporated (Taiwan), Trend Micro Inc.(U.S.A.), Trend Micro Deutschland GmbH (Germany), and Trend Micro (Shanghai) Inc. (China). Trend Micro Incorporated (Taiwan) also operates manufacturing and sales of the products, part of which are purchased by Trend Micro Inc (Japan), Trend Micro Inc.(U.S.A.), Trend Micro Korea Inc., Trend Micro Deutschland GmbH(Germany), Trend Micro Italy S.r.l., Trend Micro Australia Pty. Ltd.(Australia), Trend Micro do Brasil Ltda.(Brazil), Trend Micro France, Trend Micro Hong Kong Limited, Trend Micro(UK)Limited, Trend Micro Latinoamerica S.A.de C.V (Mexico), Trend Micro (Shanghai) Inc. (China).

In addition, Trend Micro Inc (Japan) owns software copyrights and receives from its overseas subsidiaries royalties based on the respective sales of products to such subsidiaries.

2. Management policies and results of operations

Trend Micro Group’s Basic Management Policy

Setting out a vision “A world safe for exchanging digital information”, Trend Micro Group has focused on providing the secure and safe networked society to all users of computer networks and the Internet by offering solutions to protect corporate networks or home PCs from computer viruses or other malicious content.

While computer networks and the Internet are increasingly widespread in business activities and daily life, computer viruses are becoming smarter and more malicious to break into networks or computers, and damages by them are also continuously increasing. Moreover, as another problems, harmful content such as SPAM mail (nuisance e-mail) or Bad URLs (websites providing the information that offends public order and morals) are deteriorating functionality and user-friendliness of network systems.

We currently have the strong impression that needs of corporate or private network users toward security vendors have been changing into larger one. Such dramatic change tells us that Trend Micro Group itself has to change its current corporate scheme to develop and sell products through a single organization, to offer comprehensive security solutions by adding high value services.

Thorough those business operations, Trend Micro Group wishes to contribute to development of Japan’s and global information societies.

Basic Policy on the Distribution of Profits

One of the most critical challenges for us has been to accumulate reserves and strengthen our financial structure, as we need to respond to rapidly changing business environments and maintain our competitiveness in the market. We have, therefore, withheld dividends except the one to commemorate public offering in the fiscal year ending in December 1998.

Through rise of revenue and profit margins attained over recent fiscal years, our reserves, however, have been accumulated sufficiently enough to allow us to combine strengthening of our financial structure with payment of dividends. Considering the above situation, we have reached a conclusion that we would start to pay dividends from the fiscal year ending December 2003. We plan to set 20 percent of our consolidated net income as a base of the dividends and decide the dividends per share in consideration of acquisition plan of own shares and the profit available for dividend stipulated in the Japanese Commercial Code.

Basic Policy on the Trading lots for Shares

We understand that it is our critical task to ensure the liquidity of the shares in Trend Micro. We do not believe, however, that all the shareholders in Trend Micro will benefit from the reduction of minimum lots for shares, because the current liquidity of the shares is being maintained apparently at a fair level and the reduction of minimum lots for shares requires considerable expense.

We promise that we continue to review the minimum trading l from the viewpoint of shareholders’ benefits as well as the liquidity of the shares.

Issues to Handle

Impacted by deterioration of corporate sentiment in the U.S. and Europe as well as the lingering economic slump in Japan, corporate investment in information systems has shown signs of a slowdown. We know that the situation, represented by such reduction in cooperate investment into information systems, will not allow us to have any optimistic outlook for the business environment surrounding us.

On the other hand, many corporations are now increasingly reliant on computer networks represented by mail systems; the monetary damages for the opportunity losses caused by system down of company networks have come to far larger than several years ago. It is expected that network security including anti-virus solutions will take a more important role in the future, and that the market scale of the network security business will steadily expand in the long and medium terms. In response to such expansion of the market, we would like to promote recruiting and securing of the necessary human resources, expansion of the management bases, strengthening of corporate brand power and expansion of sales channels in a more positive way at Trend Micro and its overseas subsidiaries.

The technological innovations in our industry are constant and fast: as for the next generation Internet, for example, some people have raised the possibility that further development of open platforms such as broadband, mobile telecommunications and Linux may bring sweeping changes to the present network environment. In order to take and maintain competitive advantage against the major U.S. competitors, we need to respond to the external environment changes initiated by the technological innovations on a timely basis.

Outbreak of new types of viruses, such as “NIMDA” of 2 years ago, gave greater impact on anti-virus solutions. These viruses, which have compound infection approaches, not only rapidly enlarge the scale of the damages with their high infectious capacity, but repeat the infection, if even one single PC of a network remains infected. To respond to such new types of the viruses, we have to provide the better anti-virus solutions than the conventional ones, which were just to detect and destroy viruses upon receipt of a virus patter file

In order to protect corporate information assets from threats of the compound-infection-type viruses, we have set up “TM EPS (Trend Micro Enterprise Protection Strategy)”, our one and only new anti-virus strategy in which we center-control all the anti-virus solutions ranging from prevention of virus infection to destruction of viruses, for the purpose of minimizing infection damages and anti-virus costs.

Our products compliant with “TM EPS” newly feature a function to provide preventive measures against virus infection prior to receipt of the virus pattern file as well as a function to rummage out viruses throughout PCs and servers of the network once again and prevent reinfection by destroying any remaining viruses promptly. These functions allow corporate users to respond to attacks of new viruses in shorter time than before as well as to cut time and cost requiring for recovery from the infection damages by rummaging and destroying the viruses all at once in the network. Moreover, for enabling the network administrator to manage and operate these functions in an effective and easy manner, we will expand functions of the products that integrate and manage the Trend Micro products deployed in the network.

While network environments and information assets of corporations have become more significant than before, threats of viruses are rapidly changing. In such an environment, we would like to develop new anti-virus strategies and solutions always ahead of our competitors and offer products and services to meet users’ needs, aiming to maintain our current competitive advantage in the market for corporate customers and to increase the market share further.

Summary of Consolidated Financial Results for the Fiscal Year 2002

The fiscal year under review saw a slowdown in demand within the IT industry, primarily the result of declining corporate IT spending in Japan, Europe and the United States. The corporate spending cuts also put the damper on demand for network security solutions, which have been positioned as a high priority in IT investment.

We have no intention, however, to change our outlook showing that our industry will undergo steady transition in the long and medium terms in spite of short-term fluctuation, because there still exists an underlying tendency that many companies continue to expand investments into overhaul of mission-critical operation systems. Further, since many harmful viruses that have been magnifying the damages from two years ago are strong and have multiple infection routes, users are requesting vendors of network security products to provide more effective products and services than ever.

The number of virus damage reports has increased constantly: we received 25,644 reports of domestic virus damages in 2001 and 52,172 reports in 2002.

During the fiscal year 2002, as more frequent virus infection has spread vie e-mail and websites in Japan, Trend Micro domestic operation saw significant sales increase of its “InterScanVirusWall”, an anti-virus product used on Internet gateways, as well as good sales growth of its “ServerProtect” for file servers and “Virus Buster Corporate Edition” for networked PCs. In the retail market, the “Virus Buster “ series, which experienced drastic sales increase at the end of the previous fiscal period, set steady sales in this fiscal period as well. Further, in collaboration with ISPs, we greatly expanded the sales of the “VirusWall E-Mail Service” to offer anti-virus solutions.

In North America, growth of the sales was rather modest, because large-seized corporations, which make up the greatest portion of Trend Micro’s customers in U.S., constrained investments to security. We have, however, implemented some measures to expand the sales in the next fiscal year and so on, such as strengthening of our brand power through marketing campaigns and expansion of sales channels aiming to shift to the indirect sales structure.

In Europe, anti-virus products, such as “InterScan” series and “ScanMail” series, used in higher layers of hierarchy of the network mainly contributed to the steady growth in sales of the products for relatively large-sized corporate users, and the sales of the products such as “ServerProtect” or “OfficeScan (Virus Buster Corporate Edition)” also increased with expansion of our middle-sized corporate customer segment.

In other areas such Australia, China, Brazil and Mexico, regardless of rather low shares in total sales of Trend Micro Group, the sales itself are expanding steadily.

During the fiscal year 2002, Trend Micro posted consolidated sales of ¥42,979 million, an increase of 37.2 percent over the last year. Consolidated ordinary income increased 40.8 percent to ¥13,449 million, while net income rose 226.0 percent to ¥7,892 million.

Sales in Japan posted an increase of 46.1 percent to ¥27,797 million, while operating income from these sales rose to ¥21,640 million, up 62.7 percent from the previous fiscal year. U.S. sales increased 32.9 percent to ¥14,758 million, with operating income totaling ¥1,152 million, a 7.7 percent increase. In Europe, sales increased 42.5 percent to ¥9,806 million, and operating income resulted in ¥653 million, a 22.7 percent increase. Asia and Oceania sales increased 41.9 percent to ¥7,339 million, and operating income resulted in ¥440 million. Other areas posted combined sales of ¥1,401 million, a 44.5 percent increase, and operating income of ¥263 million, down 15.7 percent.*1

(Note )*1 From the point of view with the term comparison, retroactive change for the segment classification is reflected to the data for the previous fiscal year.

Earnings Projection

Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending in March 2003 as well as earnings projection of the succeeding quarter.

If we find through our calculation conducted from time to time that the sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

(Note) We plan to prepare the consolidated financial statement in accordance with US GAAP from FY2003 and thus the following projection for the 1st Quarter is presented based on US GAAP.

Projection for the 1st Quarter (Jan. 1 to Mar. 31, 2003)

Consolidate Sales:	Yen 11,000 Million
Consolidated Operating Income:	Yen 3,100 Million
Consolidated Net Income:	Yen 1,800 Million

The above earnings projection was calculated based on the following estimated major currency exchange rates;

Exchange Rates: USD 1=JPY 118, Euro 1= JPY 128

    (For your reference) Actual results of the 1st Quarter of FY2002 (Japan GAAP)

Consolidated Sales:	Yen 9,752 Million
Consolidated Operating Income:	Yen 3,030 Million
Consolidated Net Income:	Yen 1,702 Million

3. Consolidated Financial Statements

(1)	Condensed consolidated balance sheets

(Thousands of yen)

Account		Period	FY 2002 (As of December 31, 2002)		FY 2001 (As of December 31, 2001)		Net increase/ decrease
			Amount	Percentage	Amount	Percentage	Amount
				%		%
	( Assets )
I	Current assets
1.	Cash and bank deposits		47,895,542		40,853,417
2.	Notes and accounts receivable, trade		12,287,077		12,280,759
3.	Marketable securities		1,847,889		—
4.	Inventories		363,848		238,881
5.	Deferred tax assets		4,044,671		3,209,029
6.	Others		798,244		786,996
7.	Allowance for bad debt		(599,808)		(206,752)

	Total current assets		66,637,465	89.8	57,162,330	87.5	9,475,135
II	Non-current assets
1.	Property and equipment	*1
(1)	Buildings		617,180		703,877
(2)	Furniture and fixtures		1,302,093		1,290,269
(3)	Others		25,405		18,727

	Total property and equipment		1,944,678	2.6	2,012,873	3.1	(68,195)
2.	Intangibles
(1)	Software		1,114,095		661,116
(2)	Software in progress		156,595		400,202
(3)	Others		26,395		49,141

	Total intangibles		1,297,085	1.8	1,110,461	1.7	186,624
3.	Investments and other non-current assets
(1)	Investments in Securities	*2	1,150,049		2,529,142
		*3
(2)	Investments in capital funds		536,380		707,389
(3)	Deferred tax Assets		1,562,669		926,772
(4)	Others		1,052,200		882,995
(5)	Allowance for bad debt		(14,617)		(14,617)

	Total investments and other non-current assets		4,286,682	5.8	5,031,681	7.7	(744,999)

	Total non-current assets		7,528,446	10.2	8,155,017	12.5	(626,570)

	Total assets		74,165,912	100.0	65,317,347	100.0	8,848,564

(Thousands of yen)

			FY 2002 (As of December 31, 2002)		FY 2001 (As of December 31, 2001)		Net increase/ decrease
Account		Period	Amount	Percentage	Amount	Percentage	Amount
				%		%
	(Liabilities)
I	Current liabilities
1.	Notes and accounts payable, trade		1,099,249		1,381,995
2.	Current portion of Long-term Debt	*3	5,000,000		3,000,000
3.	Accrued corporate tax and others		3,683,122		3,006,182
4.	Deferred revenue	*4	13,484,251		9,342,597
5.	Allowance for sales return		362,228		643,622
6.	Others		4,171,694		4,185,534

	Total current liabilities		27,800,546	37.5	21,559,933	33.0	6,240,613
II	Long-term liabilities
1.	Long-term debt	*3	6,500,000		11,500,000
2.	Deferred revenue	*4	2,188,459		916,873
3.	Allowance for Retirement Benefits		381,356		313,082
4.	Others		210,947		126,399

	Total long-term liabilities		9,280,763	12.5	12,856,355	19.7	(3,575,592)

	Total liabilities		37,081,309	50.0	34,416,288	52.7	2,665,021
	(Minority Interests)
	Minority Interests		—	—	—	—	—
	(Shareholders’ equity)
I	Common stock		7,257,059	9.8	6,833,677	10.5	423,381
II	Additional paid-in capital		—		11,236,702	17.2	(11,236,702)
III	Capital surplus		12,119,814	16.3	—	—	12,119,814
IV	Consolidated retained earnings		—	—	11,978,410	18.3	(11,978,410)
V	Accumulated earnings		19,870,986	26.8	—	—	19,870,986
VI	Valuated difference on other securities		(83,877)	(0.1)	21,735	0.0	(105,613)
VII	Cumulative translation adjustment		242,906	0.3	852,595	1.3	(609,689)

			39,406,889	53.1	30,923,122	47.3	8,483,767
VIII	Treasury stock		(2,322,286)	(3.1)	(22,063)	(0.0)	(2,300,223)

	Total shareholders’ equity		37,084,603	50.0	30,901,059	47.3	6,183,543

	Total liabilities, Minority interests and shareholders’ equity		74,165,912	100.0	65,317,347	100.0	8,848,564

(2)  Condensed consolidated income statements

(Thousands of yen)

			FY 2002 (From January 1, 2002 To December 31, 2002)		FY 2001 (From January 1, 2001 To December 31, 2001)		Compared to the previous year
Account		Period	Amount	Percentage	Amount	Percentage
				%		%	%
I	Sales		42,979,636	100.0	31,326,320	100.0	137.2
II	Cost of sales		2,353,861	5.5	1,898,970	6.1	124.0

	Gross profit		40,625,775	94.5	29,427,350	93.9	138.1
III	Selling, general and administrative expenses	*1	26,749,374	62.2	19,946,331	63.6	134.1

	Operating income		13,876,401	32.3	9,481,018	30.3	146.4
IV	Non-operating income	*2	523,392	1.2	1,064,688	3.4	49.2
V	Non-operating expenses	*3	950,418	2.2	996,517	3.2	95.4

	Ordinary income		13,449,374	31.3	9,549,189	30.5	140.8
VI	Unusual losses	*4	18,158	0.0	5,180,970	16.6	0.4

	Income before taxes		13,431,215	31.3	4,368,218	13.9	307.5
	Corporate inhabitant and enterprise tax		6,984,416	16.3	4,205,850	13.4	166.1
	Income tax—deferred		(1,445,775)	(3.4)	(2,258,958)	(7.2)	64.0

	Net income		7,892,575	18.4	2,421,326	7.7	326.0

(3)  Consolidated statement of retained earnings

(Thousands of yen)

		FY 2002 (From January 1, 2002 to December 31, 2002)
Account	Period	Amount
Capital surplus
Beginning balance of capital surplus		11,236,702
Increase in capital surplus
Newly issued stock by capital increase		423,090
Others		460,021
Ending balance of capital surplus		12,119,814
Accumulated earnings
Beginning balance of accumulated earnings		11,978,410
Increase in accumulated earnings
Net income		7,892,575
Ending balance of accumulated earnings		19,870,986

(Thousands of yen)

			FY 2001 (From January 1, 2001 to December 31, 2001)
Account		Period	Amount
I	Beginning balance of consolidated retained earnings		9,557,084

II	Net income		2,421,326

III	Ending balance of consolidated retained earnings		11,978,410

(4) Condensed Consolidated Cash Flow Statement

(Thousands of yen)

Account	Period	FY2002	FY2001
		From January 1, 2002 to December 31, 2002	From January 1, 2001 to December 31, 2001
I	Cash flows from operating activities
1.	Income before taxes	13,431,215	4,368,218
2.	Depreciation	1,910,246	1,350,782
3.	Amortization for Consolidation goodwill	—	2,253,559
4.	Investment (gain) loss due to equity method accounting	(11,188)	129,543
5.	Increase in allowance for bad debt	393,853	62,591
6.	Decrease in accrued pension and severance costs	—	(85,896)
7.	Increase in allowance for retirement benefits	71,724	307,414
8.	(Decrease) Increase in allowance for sales returns	(281,394)	134,454
9.	Interest income	(409,888)	(393,254)
10.	Interest cost	277,327	296,625
11.	Bond-issuing expense	—	108,438
12.	Evaluation loss on investments in securities	379,878	—
13.	Loss on evaluation of invenstments in capital funds	171,009	220,730
14.	Loss on disposal inventories	39,333	150,041
15.	Loss on repurchased treasury bond	8,800	12,000
16.	Increase in accounts receivables	(230,475)	(2,857,080)
17.	Increase in inventories	(176,363)	(62,751)
18.	(Decrease) Increase in account payables	(201,988)	360,097
19.	Increase in deferred revenue	5,608,143	7,168,909
20.	Increase in others current assets	(17,516)	(41,612)
21.	Increase in other current liabilities	39,654	2,203,488
22.	Others	(42,584)	(423,541)

	Sub-Total	20,959,786	15,262,757
23.	Receipts of interest	402,060	403,050
24.	Payments for interest	(307,999)	(284,432)
25	Payments for corporate taxes	(5,835,903)	(2,817,748)

	Net cash flows from operating activities	15,217,943	12,563,627

II	Cash flows from investing activities
1.	Payments for time-deposit	—	(70,767)
2.	Proceeds from time-deposit	5,045	—
3.	Payments for acquisition of marketable securities	(259,858)	—
4.	Payments for acquired tangible and intangible fixed assets	(2,143,720)	(2,729,595)
5.	Payments for investments in securities	(1,066,653)	(2,929,926)
6.	Proceeds from sale of investments in securities	292,606	2,811,974

	Net cash flows used by investing activities	(3,172,579)	(2,918,314)

III	Cash flows from financing activities

1.	Payments for long-term borrowings	—	(157,100)
2.	Proceeds from bond with detachable warrants	4,000,000	12,500,000
3.	Payments for bond-issuing expense	—	(108,438)
4.	Payments for bonds maturing	(3,800,000)	(900,000)
5.	Payments for repurchasing treasury bond	(4,008,800)	(6,812,000)
6.	Proceeds from sale of treasury bond	800,000	—
7.	Issuance of common shares	846,472	958,567
8.	Payments for acquisition of treasury stocks, net	(2,300,223)	(13,556)
9.	Others	(19,746)	(7,068)

	Net cash flows (used) provided by financing activities	(4,482,296)	5,460,404

IV	Translation difference with Cash and Cash Equivalents	(515,895)	1,241,430

V	Increase in Cash and Cash Equivalents	7,047,171	16,347,147

VI	Beginning balance of Cash and Cash Equivalents	40,782,649	24,435,502

VII	Ending blanace of Cash and Cash Equivalents	47,829,821	40,782,649

Significant accounting policies and practices for preparing consolidated financial statements

FY 2002 (From January 1, 2002 to December 31, 2002)

1. Basis of consolidation	All subsidiaries are consolidated. The subsidiaries are the following 15 companies:

      Trend Micro Incorporated (Taiwan)

      Trend Micro Inc.(USA)

      Trend Micro Korea Inc.

      Trend Micro Italy S.r.l.

      Trend Micro Deutschland Gmbh (Germany)

      Trend Micro Australia Pty. Ltd

      Trend Micro do Brasil Ltda. (Brazil)

      Trend Micro France

      Trend Micro Hong Kong Limited

      Trend Micro Incorporated Sdn. Bhd. (Malaysia)

      Trend Micro (UK) Limited

      Trend Micro Latinoamerica S.A. de C.V. (Mexico)

      Trend Micro (NZ) Limited (Newzealand)

      ipTrend Incorporated (Taiwan)

      Trend Micro (Shanghai) Inc. (China)

      Trend Micro Incorporated Sdn. Bhd. (Malaysia) and ipTrend

      Incorporated (Taiwan) are in the process of liquidation.

2. Basis of applying equity method

Equity method is applied to investment in affiliated companies

The affiliated companies are the following 4 companies:

  NTT Data Security Corporation (Japan)

  Soft Trend Capital Corporation (Japan)

  JCN Co., Ltd (Japan)

  Net Star Inc. (Japan)

There is no unconsolidated subsidiary and affiliate, which equity method is not applied.

NTT Data Security Corporation was excluded from the affiliate companies as of September, 2002.

3. Fiscal year of consolidated subsidiaries	All financial statements included in a set of consolidated financial statements are prepared as of the same date.

4. Accounting policies and practices	(1) Securities Available-for-sale:
(1) Valuation of significant assets

  Available-for-sale with fair market value:

The securities are stated at the market value method based on the value at the end of the period (valuated differences are recognized in equity directly, not to reflect to net earnings and cost of selling is determined by the weighted average method).

  Available-for-sale without a market value:

The securities are stated at the weighted average cost.

(2) The transaction of derivatives

The market value method

(3) Inventories

Finished goods • Raw materials • Supplies

Moving average cost method

In Trend Micro Incorporated (Taiwan) and Trend Micro Inc.

(U.S.A), such inventories are stated at the cost being determined by the first-in-first-out method.

Work in process

Work in process is stated at the cost being determined by accumulated production and development cost for individual projects

(2) Depreciation and amortization method for significant fixed assets

(1) Property and equipment

Parent company

Declining-balance method

Useful life and salvage value of the fixed assets are determined using the standard which is regulated by corporate tax law.

Building (excluding facilities and leasehold improvement) acquired after April 1, 1998 are depreciated by a straight-line method.

Foreign consolidated subsidiaries

Depreciation is computed by a straight-line method.

(2) Intangibles

Parent company

<Software for sale>

Straight-line method over the estimated useful lives.

(mainly, for 12 months)

<Software for internal use>

Straight-line method over the estimated useful lives

(5 years).

<Other intangibles>

Straight-line method

Amortization years are determined using the standard

which is regulated by corporate tax law.

Foreign consolidated subsidiaries

Straight-line method over the estimated economic

useful lives.

(3) Long-term prepaid expense

Amortization is computed by a straight-line method.

Amortization years are determined using the standard

which is regulated by corporate tax law.

(3) Accounting for significant deferred assets	Issuing costs of stocks and bonds are changed to expense when incurred.

(4) Accounting policies for significant provisions	(1) Allowance for bad debt

As contingency against losses from default of note and account receivable, the allowance for bad debt is provided. The amount is determined using a percentage based on own actual doubtful account loss against total of debts and an amount which takes into consideration the possibility of recovering specific liabilities.

(2) Allowance for sales return

In order to reserve future losses from sales return subsequent to the fiscal year-end, allowance for sales return is provided based on the past experience in the sales return.

(3) Allowance for retirement benefits

In order to reserve future losses arising from retirement of employees, allowance for retirement benefits is provided based on retirement benefit liabilities and pension assets at the end of the period under review.

Regarding actuarial gain and loss, they are all expensed in the following accounting period in parent company.
In consolidated subsidiaries, they are amortized by a straight-line method over the average employee job life and expensed in the accounting period of incurrence and thereafter.

Unrecognized prior service cost is booked in consolidated subsidiaries. It is amortized by a straight-line method over the average employee job life and expensed in the accounting period of incurrence and thereafter.

(5) Translation of major foreign-currency assets and liabilities into Yen

Foreign-currency financial receivables and liabilities are translated into yen at the spot rate effective at the end of the period. Exchange differential is treated as a profit/loss. Foreign-currency assets and liabilities held by overseas subsidiaries are translated into yen at the spot rate effective at the end of the period. Revenues and expenses of overseas subsidiaries are translated into yen at the average rate during the period. Exchange differential is included in “Cumulative translation adjustment” under Shareholders’ equity.

(6) Accounting for significant leased assets	Finance leases without transfer of ownership of the leased assets are accounted for in the same manner as applied to operating leases.

(7) Accounting for consumption tax	Transactions subject to consumption tax are stated at the amount net of the related consumption tax.

(8) Accounting treatment for stock warrants and stock option granted to directors and some employees under the Company’s incentive plan

The parent company and its subisiaries have adopted incentive plans pursuant to which warrants to purchase parent company shares were granted to directors and certain employees. Under these plans, the parent company issued bonds with detachable warrants and immediately repurchased all of the warrants for distribution to grantees. In addition, our U.S. subsidiary adopted an incentive plan in which parent company shares, that were transferred to a special purpose company by certain large shareholders, and from the previous fiscal year, based on the unrevised Japnese Commercial Code, the compensation plan of stock option (subscription right method) for directors and certain employees of the company and subsidiaries that is provided as specific related entrepreneur on the Industrial Revitalization Special Measures Law, were granted to certain directors and employees (these three plans are hereinafter referred to as the “stock option plan”).

The total compensation cost under the stock option plan is measured by differences between the quoted market price of the parent company shares at the measurement date (the first date on which both the number of shares an individual employee is entitled to receive and the exercise price are known (normally the grant date)) and the exercise price and is recognized as expense over the exercisable period. The warrant portion of the bonds with detachable warrants issued under the stock option plan is recorded as “warrant account” in current liability upon issuance of the bonds and eliminated upon repurchasing the warrants.

(9) Revenue recognition method for Post Contract Customer Support Service (PCS)

The accounting policy on compensation cost is the same as that of our U.S. subsidiary. For the purpose of unification of accounting policies to disclose financial position and results of operation as a group more accurately, financial statements before consolidation of parent company and its subsidiaries (other than the U.S. subsidiary) have been adjusted through consolidation. The adjustment of the parent company’s financial statements, which was made on the process of consolidation, resulted in an increase in operating income and ordinary income, 112,906 thousand yen, a decrease in income before taxes of 333,308 thousand yen each, and a decrease in net income after taxes of 193,152 thousand yen. In addition, the balance of accumulated earnings at the end of the current consolidated fiscal year is increased by 389,157 thousand yen

Basically, the product license agreement, which the parent company and its subsidiaries contract with the end-user, states the article for PCS (customer support and upgrading of products and its pattern files).

The parent company and its subsidiaries adopt the following revenue recognition method for the portion of PCS. Portion of PCS revenue is recognized separately from total revenue and it is deferred as deferred revenues under current liabilities and non-current liabilities based on contracted period. Deferred revenue is finally recognized for the contracted period evenly.

5. Valuation of assets and liabilities of the consolidated subsidiaries	Full fair value method.

6. Amortization of consolidated goodwill

Consolidated goodwill is amortized over 5 years on a straight-line basis.

Due to resolution of winding up and liquidation of ipTrend Incorporated (ex Nihon Unisoft Corp.), unamortization balance of consolidated goodwill was amortized and recognized as unusual losses in the consolidated previous fiscal period.

7. Appropriation of retained earnings	Consolidated statement of retained earnings are prepared to reflect the appropriation of retained earnings which are approved during the fiscal year.

8. Definition of cash and cash equivalent in the consolidated cash flow statement

Cash and cash equivalents in the conslidated statement of cash flows are composed of cash in hand, bank deposits able to be withdrawn on demand and short-term investments with an original maturity of three months or less and which represent a minor risk of fluctuations in value.

Notes
(Consolidated balance sheets)	(Thousands of yen)

FY 2002 (As of December 31, 2002)	FY 2001 (As of December 31, 2000)

*1. Accumulated depreciation of property and equipment 1,776,408	*1. Accumulated depreciation of property and equipment 1,308,385

*2. Major assets owned toward affiliates	*2. Major assets owned toward affiliates

Investments in securities 96,117	Investments in securities 84,928

*3    Treasury bonds

In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of the affiliated company, Parent company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Japanese commercial code, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

To reduce interest costs, Parent company repurchased a part of the issued bonds after warrants were detached. For this reason, Parent company intends to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows. The difference between the repurchased price and book value of the treasury bonds at the time of transaction are booked as loss on repurchase of treasury bonds in the unusual loss section.

*3    Treasury bonds

In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of the affiliated company, Parent company issued unsecured bonds with detachable warrants. Under section 341-8-4 of the Japanese commercial code, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

To reduce interest costs, Parent company repurchased a part of the issued bonds after warrants were detached. For this reason, Parent company intends to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows. The difference between the repurchased price and book value of the treasury bonds at the time of transaction are booked as loss on repurchase of treasury bonds in the unusual loss section.

	Current liability	(Thousands of yen) Non-current liability		Current liability	(Thousands of yen) Non-current liability
Bonds	5,000,000	16,500,000	Bonds	3,800,000	17,500,000
Treasury bonds	—	(10,000,000)	Treasury bonds	(800,000)	(6,000,000)

	5,000,000	6,500,000		3,000,000	11,500,000

*4 Balance of Deferred Revenue by Region			*4 Balance of Deferred Revenue by Region
	Short Term	(Thousands of yen) Long Term		Short Term	(Thousands of yen) Long Term
Japan	6,014,965	882,416	Japan	4,619,339	466,493
North America	3,516,529	460,593	North America	2,420,866	257,535
Europe	2,727,175	792,380	Europe	1,496,964	188,893
Asia Pacific	885,963	53,069	Asia Pacific	540,852	—
Others	339,616	—	Others	264,575	3,950

	13,484,251	2,188,459		9,342,597	916,873

Country and Regional classification for Deferred Revenue is disclosed in the Segment information.			Country and Regional classification for Deferred Revenue is disclosed in the Segment information. From the term comparison, the classification for country and region is revised retrospectively.

(Consolidated income statements)

(Thousands of yen)

FY 2002		FY 2001
(From January 1, 2002 to December 31, 2002)		(From January 1, 2001 to December 31, 2001)

*1. Major components of selling, general and administrative expenses		*1. Major components of selling, general and administrative expenses
Advertising and sales promotions	5,055,000	Advertising and sales promotions	2,617,250
Salaries and bonuses	6,645,758	Salaries and bonuses	5,827,285
Outside Service fee	1,479,791	Outside Service fee	1,643,626
Depreciation expense	627,309	Depreciation expense	462,450
Research and development costs	1,699,563	Research and development costs	1,901,434
Software maintenance fee	1,806,002	Amortizaion of consolidated goodwill	252,763
		Software maintenance fee	853,766

*2. Major components of non-operating income		*2. Major components of non-operating income
Interest income	409,888	Interest income	393,254
Foreign exchange gain	48,853	Foreign exchange gain	567,551
Equity in gain of affiliated companies	11,188

*3. Major components of non-operating expense		*3. Major component non-operating expense
Interest expense	277,327	Interest expense	296,625
Loss on disposal inventories	39,333	Equity in loss of affiliated companies	129,543
Evaluation loss on investments in capital fund	171,009	Bonds issued cost	108,438
Evaluation loss on investments in securities	379,878	Loss on disposal inventories	150,041
		Evaluation loss on investments in capital fund	220,730

*4. Major components of unusual losses		*4. Major components of unusual losses
Loss on disposal of fixed assets	9,358	Loss on disposal of fixed assets	30,307
Loss on repurchased treasury bond	8,800	Amortization of Consolidated Goodwill (the component of Unusual Losses)	2,000,795
		Loss on prior year Adjustment (due to change in revenue Recognition)	3,009,009
		Retirement benefit expense	119,077
		Loss on repurchased treasury bond	12,000

(Consolidated cash flow statement)

(Thousands of yen)

For the current fiscal year		For the previous fiscal year
(From January 1, 2002 to December 31, 2002)		(From January 1, 2001 to December 31, 2001)
1. The ending balance of cash and cash equivalents and accounts in the consolidated balance sheet		1. The ending balance of cash and cash equivalents and accounts in the consolidated balance sheet

Cash and deposits	47,895,542	Cash and deposits	40,853,417

Time deposit matured over 3 months (excluded from Cash and deposit)	(65,721)	Time deposit matured over 3 months (excluded from Cash and deposit)	(70,767)

Cash and cash equivalents	47,829,821	Cash and cash equivalents	40,782,649

(Segment Information)

(1) Industry segment information

The company and its subsidiaries had operated principally in two industry segments: “Security software business” and “Internet infrastructure-related products/service business”. However, ipTrend Incorporated (Tokyo Shibuya-ku) and ipTrend Incorporated (Tokyo Chuo-ku) which have operated “Internet-related product/service business” was liquidated in the previous fiscal year and ipTrend Incorporated (Taiwan) has been processed to liquidate. Thus, from the current fiscal year, the company and its subsidiaries are specialized in “Security software business”. Also, industry segment information was not disclosed in the previous fiscal year since more than 90% of sales, operating income and assets in all segments were from the “security software business” in accordance with Ordinance on Consolidated Financial Statements.

(2) Geographic segment information

		(Thousands of yen)
		FY 2002			(From January 1, 2002 to December 31, 2002)
		Japan	North America	Europe	Asia Pacific	Others	Total	Eliminations or Corporate	Consolidated
I	Sales and operating income/loss
	Sales
(1)	Sales to third parties	18,346,778	9,215,590	9,807,094	4,208,526	1,401,646	42,979,636	—	42,979,636
(2)	Intersegment sales	9,450,451	5,543,158	(567)	3,131,376	(3)	18,124,415	(18,124,415)	—

	Total	27,797,230	14,758,749	9,806,527	7,339,903	1,401,642	61,104,052	(18,124,415)	42,979,636

	Operating expenses	6,156,900	13,606,391	9,152,968	6,899,283	1,138,634	36,954,178	(7,850,942)	29,103,235

	Operating income (loss)	21,640,329	1,152,358	653,559	440,619	263,007	24,149,874	(10,273,472)	13,876,401

II	Assets	41,140,151	15,576,656	9,769,321	5,221,511	1,180,326	72,887,966	1,277,945	74,165,912

(Thousands of yen)

		FY 2001			(From January 1, 2001 to December 31, 2001)
		Japan	North America	Taiwan	Europe	Others	Total	Eliminations or Corporate	Consolidated
I	Sales and operating income/loss
	Sales
(1)	Sales to third parties	12,114,971	8,577,200	1,896,325	6,860,192	1,877,630	31,326,320	—	31,326,320
(2)	Intersegment sales	6,914,741	2,530,239	2,288,584	21,285	101,687	11,856,537	(11,856,537)

	Total	19,029,713	11,107,439	4,184,909	6,881,478	1,979,317	43,182,858	(11,856,537)	31,326,320

	Operating expenses	5,730,025	10,037,183	4,328,060	6,349,022	1,807,521	28,251,812	(6,406,510)	21,845,302

	Operating income (loss)	13,299,688	1,070,256	(143,150)	532,455	171,795	14,931,045	(5,450,026)	9,481,018

II	Assets	32,942,562	13,426,526	3,296,190	7,499,876	2,116,496	59,281,651	6,035,695	65,317,347

(Notes)

1.	Classification of countries and regions is based on geographical proximity.
2.	Classification of countries and regions into each geographic segment.

North America	U.S.A.
Europe	Italy, Germany, France, UK
Asia Pacific	Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand, China
Others	Brazil, Mexico

3.	Unallocable operating expenses for the current annual period and the previous annual period in the operating expense (JPY11,289 million, JPY6,310 million) is included in “Eliminations or Corporate”. Major components are expenses for the administrative department in parent company and research and development costs for our products.
4.	Major components of corporate assets for the current period and the previous period (JPY15,947 million and JPY18,537 million, respectively) with “elimination or corporate” are marketable securities in parent company, copyright and software used to develop our products.
5.	Unallocable operating expenses are included in “Elimination or Corporate” due to the difficulty in recognizing their contributions to each segment’s profit and loss.

6.	Of intersegment sales for the current annual period Royalty sales in Japan is JPY9,450,000 thousand, while royalty expenses of operating resulted in JPY4,397,513 thousand in North America, JPY3,942,787 thousand in Europe, JPY739,132 thousand in Asia Pacific and JPY370,566 thousand in others.
7.	Of intersegment sales for the previous annual period Royalty sales in Japan is JPY6,906,391 thousand, while royalty expenses of operating resulted in JPY3,421,640 thousand in North America, JPY484,094 thousand in Taiwan, JPY2,728,981 thousand in Europe and JPY271,674 thousand in others.
8.	Of intersegment sales for the current annual period Revenues from business trust in accordance with research and development and others resulted in JPY5,543,158 thousand in North America, JPY-thousand in Europe, JPY2,617,337 thousand in Asia Pacific and JPY-thousand in others, while its cost of operating expense is JPY5,279,198 thousand in North America, JPY(70,246) thousand in Europe, JPY2,481,454 thousand in Asia Pacific and JPY-thousand in others.
9.	Of intersegment sales for the previous annual period Revenues from business trust in accordance with research and development and others resulted in JPY2,530,239 thousand in North America, JPY1,878,373 thousand in Taiwan, JPY9,597 thousand in Europe and JPY101,728 thousand in others, while its cost of operating expense is JPY2,409,981 thousand in North America, JPY1,787,210 thousand in Taiwan, JPY-thousand in Europe and JPY96,884 thousand in others.
10.	Taiwan had been disclosed separately. However, the sales volume in Taiwan have been decreasing and it is expected to decline more. In addition, strictly considering geographical proximity, it is rational to disclose Taiwan together with Korea, Australia, Hong Kong, Malaysia, New Zealand and China.Therefore, from the current fiscal year, they are disclosed as “Asia Pacific”. Segment information for the previous fiscal year in the current way of classification and allocation are as follows.

(Thousands of yen)

		FY2001			(From January 1, 2001 to December 31, 2001)
		Japan	North America	Europe	Asia Pacific	Others	Total	Eliminations or Corporate	Consoli- dated
I	Sales and operating profit/loss
	Sales
(1)	Sales to the third parties	12,114,971	8,577,200	6,860,192	2,803,818	970,137	31,326,320	—	31,326,320
(2)	Intersegment sales	6,914,741	2,530,239	21,285	2,367,299	—	11,833,565	(11,833,565)	—

	Total	19,029,713	11,107,439	6,881,478	5,171,117	970,137	43,159,886	(11,833,565)	31,326,320

	Operating expenses	5,730,025	10,037,183	6,349,022	5,454,439	658,171	28,228,841	(6,383,539)	21,845,302

	Operating income (loss)	13,299,688	1,070,256	532,455	(283,321)	311,966	14,931,045	(5,450,026)	9,481,018

II	Assets	32,942,562	13,426,526	7,499,876	4,521,424	891,262	59,281,651	6,035,695	65,317,347

11.	Of intersegment sales for the previous annual period Royalty sales in Japan is JPY6,906,391 thousand, while royalty expenses of operating resulted in JPY3,421,640 thousand in North America, JPY2,728,981 thousand in Europe, JPY611,285 thousand in Asia Pacific and JPY144,483 thousand in others.
12.	Of intersegment sales for the previous annual period Revenues from business trust in accordance with research and development and others resulted in JPY2,530,239 thousand in North America, JPY9,597 thousand in Europe, JPY1,980,101 thousand in Asia Pacific and JPY- thousand in others, while its cost of operating expense is JPY2,409,981 thousand in North America, JPY-thousand in Europe, JPY1,884,094 thousand in Asia Pacific and JPY- thousand in others.

(3) Overseas sales

(Thousands of yen)

	FY 2002		(From January 1, 2002 to December 31, 2002)
	North America	Europe	Asia Pacific	Others	Total
I. Overseas sales	9,215,590	9,807,094	4,208,526	1,401,646	24,632,858
II.Consolidated sales					42,979,636
III.Ratio of overseas sales against consolidated sales	21.4%	22.8%	9.8%	3.3%	57.3%

(Thousands of yen)

	FY 2001		(From January 1, 2001 to December 31, 2001)
	North America	Taiwan	Europe	Others	Total
I. Overseas sales	8,577,200	1,905,389	6,860,192	1,877,630	19,220,413
II. Consolidated sales					31,326,320
III. Ratio of overseas sales against consolidated sales	27.4%	6.1%	21.9%	6.0%	61.4%

(Note)	1. Overseas sales are sales to countries/regions other than Japan by Trend Micro Inc. and its consolidated subsidiaries.
2. Classification of countries/region is based on geographical proximity.
	3. Classification:	North America:	USA
		Europe:	Italy, Germany, France and UK
		Asia Pacific:	Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand and China
		Others:	Brazil and Mexico

4.      Taiwan had been disclosed separately. However, the sales volume in Taiwan have been decreasing and it is expected to decline more. In addition, strictly considering geographical proximity, it is rational to disclose Taiwan together with Korea, Australia, Hong Kong, Malaysia, New Zealand and China. Therefore, from the current fiscal year, they are disclosed as “Asia Pacific”. Segment information for the previous fiscal year in the current way of classification and allocation are as follows.

(Thousands of yen)

	FY2001			(From January 1, 2001 to December 31, 2001)
	North America	Europe	Asia Pacific	Others	Total
I. Overseas sales	8,577,200	6,860,192	2,812,882	970,137	19,220,413
II. Consolidated sales					31,326,320
III. Ratio of overseas sales against consolidated sales	27.4%	21.9%	9.0%	3.1%	61.4%

(Lease transactions)

None

(Transactions with related parties)

None

(Accounting for deferred tax)

FY2002 As of December 31, 2002			FY2001 As of December 31, 2001
1. Major items causing deferred tax assets and liabilities			1. Major items causing deferred tax assets and liabilities
(Deferred tax assets)	(thousands of Yen	)	(Deferred tax assets)	(thousands of Yen )
Deferred revenue	3,298,508		Deferred revenue	2,396,461
Intangibles	343,766		Accrued expense	313,647
Accrued enterprise taxes	326,881		Sales return allowance	261,585
Research and development cost (Taiwan)	250,893		Accrued enterprise taxes	212,773
Allowance for bad debt	246,687		Research and development cost (Taiwan)	186,037
				988,167
Others	1,330,681		Others	988,167

Sub-total of deferred tax assets	5,797,420		Sub-total of deferred tax assets	4,358,673
Valuation allowance	(190,078)		Valuation allowance	(207,099)

Total of deferred tax assets	5,607,341		Total of deferred tax assets	4,151,573

			(Deferred tax liabilities)
			Valuated difference on other securities	(15,771)

			Deferred tax liabilities total	(15,771)

			Total of deferred tax net assets	4,135,802

2. Major items causing differences between statutory rate and effective rate after tax effect accounting.

Due to variance by less than five hundredth between statutory rate and effective rate after tax effect accounting, footnote is omitted.

			2. Major items causing differences between statutory rate and effective rate after tax effect accounting.

			Statutory rate	42.05%
			(Adjustment)
			Difference between foreign subsidiaries	(4.19)%
			U.S. State tax	2.25%
			Permanent difference, such as entertainment cost	5.00%
			Research and development cost	(1.14)%
			Others	0.60%

			Effective rate after tax effect accounting	44.57%

(Marketable Securities)

(1) Other securities with fair market value

(Thousands of yen)

Classification	At the end of the current fiscal year (As of December 31, 2002)			At the end of the previous fiscal year (As of December 31, 2001)
	Acquisition cost	Recorded amount on Consolidated BS	Difference	Acquisition cost	Recorded amount on Consolidated BS	Difference
Recorded amount on the Consolidated B/S over its acquisition cost
1.Equity securities	—	—	—	—	—	—
2.Debt securities
Government bond/ Municipal bond	134,702	136,219	1,517	—	—	—
Corporate bond	126,343	126,569	225	1,700,000	1,746,920	46,920
Others	—	—	—	—	—	—
3.Others	—	—	—	—	—	—

Sub-total	261,045	262,789	1,743	1,700,000	1,746,920	46,920

Recorded amount on the Consolidated B/S under its acquisition cost
1.Equity securities	—	—	—	172,475	100,193	(72,282)
2.Debt securities
Government bond/ Municipal bond	277,503	255,762	(21,740)	—	—	—
Corporate bond	2,353,662	2,228,918	(124,744)	—	—	—
Others	—	—	—	—	—	—
3.Others	—	—	—	—	—	—

Sub-total	2,631,166	2,484,681	(146,484)	172,475	100,193	(72,282)

Total	2,892,211	2,747,470	(144,741)	1,872,475	1,847,113	(25,362)

(2) Other securities sold in the current fiscal year

(Thousands of yen)

Classification	FY2002 (From January 1, 2002 to December 31, 2002)	FY2001 (From January 1, 2001 to December 31, 2001)
Selling amount	292,606	2,812,005

Total profit on sale	—	19,974

Total loss on sale	14,169	—

(3) Major securities market value non-applicable

(Thousands of yen)

Classification	At the end of the current fiscal year (As of December 31, 2002)	At the end of the previous fiscal year (As of December 31, 2001)
Other securities	Recorded amount on the consolidated B/S	Recorded amount on the consolidated B/S
1. Unlisted securities (excluding OTC transaction securities)	154,351	682,028
2. Others	—	—

Total	154,351	682,028

(4) Expected amount of other securities with maturity date to be redeemed after the consolidated closing date

FY2002 (From January 1, 2002 to December 31, 2002 )

(Thousands of yen)

Classification	Within one year	Over one to five years	Over five to ten years	Over 10 years
1. Debt securities
Government bond / Municipal bond	120,200	244,920	—	—
Corporate Bond	1,824,720	614,560	—	—

Total	1,944,920	859,480	—	—

FY2001 (From January 1, 2001 to December 31, 2001 )

(Thousands of yen)

Classification	Within one year	Over one to five years	Over five to ten years	Over 10 years
1. Debt securities
Corporate Bond	—	1,700,000	—	—

Total	—	1,700,000	—	—

(Derivatives transactions)

1.	Basic policies for derivatives transactions.

A corporate policy of Trend Micro Group does not engage in derivative transactions. However, the interest cap trading and the interest rate swap had been made by ipTrend Incorporated (Tokyo, Chuo-ku, liquidated in the previous fiscal year), before the company acquisition. (Due to business transfer to Trend Micro in the previous fiscal year, Trend Micro Inc. has been transferred the interest cap trading and the interest rate swap.) Trend Micro Group has no intention of changing, so there will be no new derivative transactions in future. These transactions had been made to avoid risks for interest rate fluctuation. The borrowing applied to the hedge was paid completely, when ipTrend Incorporated became a consolidated subsidiary.

The contractor for the interest cap trading and the interest rate swap is the financial institution, which is trustworthy institution. No expectation is required for future losses because of any defaults. In addition, these transactions have a risk related to rate changing, but there is no significant effect for the company business.

The contract amount of “Fair market value of the derivative transaction” doesn’t show the amount of risks on the derivative market.

2.	Fair market value of the derivative transaction

Contract on notional amount, fair market value and appraisal gain (loss)

(Thousands of yen)

Classification		At the end of the current fiscal year (As of December 31, 2002)				At the end of the previous fiscal year (As of December 31, 2001)
	Type	Contract amount		Fair market value	Appraisal gain (loss)	Contact amount		Fair market value	Appraisal gain (loss)
			Over one year				Over one year

Out-side market transaction	Interest rate cap Buy	100,000	100,000	1	(3,198)	100,000	100,000	63	(3,136)
	(Option Premium)	(3,200)	(3,200)			(3,200)	(3,200)
	Interest rate swap Receive/floating and pay/fixed	200,000	200,000	(7,494)	(7,494)	200,000	200,000	(9,773)	(9,773)

	Total	300,000	300,000	(7,493)	(10,692)	300,000	300,000	(9,710)	(12,910)

(Note)	1. The amount of option premium is stated in ( ) and the fair market value of it and appraisal gain (loss) are stated on the above.
2. Fair market value is determined based on the price, which is provided by the contractor of the financial institute.

(Employee Benefit Plans)

FY2002 (From January 1, 2002 to December 31, 2002)		FY2001 (From January 1, 2001 to December 31, 2001)
1. Basic policy of employee benefit plans		1. Basic policy of employee benefit plans

The company and consolidated subsidiaries adopt retirement benefit plan, as defined-benefit plan. Also, the company has been a member of Tokyo Small Computer Software Industry Welfare pension plan.		The company and consolidated subsidiaries adopt retirement benefit plan, as defined-benefit plan. Also, the company has been a member of Tokyo Small Computer Software Industry Welfare pension plan.

2. Projected Benefit Obligation information (As of December 31, 2002)		2. Projected Benefit Obligation information (As of December 31, 2001)
	(Thousands of yen)		(Thousands of yen)
(1) Projected Benefit Obligation	583,132	(1) Projected Benefit Obligation	420,118
(2) Plan assets	(76,947)	(2) Plan assets	(57,843)

(3) Funded status (1) + (2)	506,184	(3) Funded status (1) + (2)	362,274
(4) Unrecognized prior service cost	(21,080)	(4) Unrecognized prior service cost	(23,999)
(5) Unrecognized net actuarial gain/loss	(103,748)	(5) Unrecognized net actuarial gain/loss	(25,192)

(6) Accrued benefit cost (3) + (4) + (5)	381,356	(6) Accrued benefit cost (3) + (4) + (5)	313,082

(Note 1) Tokyo Small Computer Software Industry Welfare pension plan that the company has joined is a synthetic-type, so it is impossible to calculate efficiently for an amount of plan asset compared to a contribution. Therefore, the amount of contribution of pension fund in the amount of 68,981 thousand yen is recognized as retirement benefit cost. The plan assets for the contribution of pension fund in the amount of 325,446 thousand yen is calculated based on the ratio of members for the organization concerned.

(Note 1) Tokyo Small Computer Software Industry Welfare pension plan that the company has joined is a synthetic-type, so it is impossible to calculate efficiently for an amount of plan asset compared to a contribution. Therefore, the amount of contribution of pension fund in the amount of 53,237 thousand yen is recognized as retirement benefit cost. The plan assets for the contribution of pension fund in the amount of 325,791 thousand yen is calculated based on the ratio of members for the organization concerned.

(Note 2) For calculation of projected benefit obligation, the company adopts simplified method to subsidiaries that have no significant effect.		(Note 2) For calculation of projected benefit obligation, the company adopts simplified method to subsidiaries that have no significant effect.

3. Component of net periodic benefit cost (From January 1, 2002 to December 31, 2002)		3. Component of net periodic benefit cost (From January 1, 2001 to December 31, 2001) (Thousands of yen)
	(Thousands of yen )	(1) Service cost	108,162
(1) Service cost	106,378	(2) Interest cost	11,114
(2) Interest cost	12,827	(3) Expected return on plan assets	(2,705)
(3) Expected return on plan assets	(3,334)	(4) Amortization of unrecognized transition obligation	119,077
(4) Amortization of prior service cost	1,153	(5) Amortization of prior service cost	1,142
(5) Recognized actuarial loss	(7,119)	(6) Recognized actuarial cost	789

(6) Net periodic benefit cost	109,905	(7) Net periodic benefit loss	237,579

(Note 1) The company deducts employees’ contribution to welfare pension plan.		(Note 1) The company deducts employees’ contribution to welfare pension plan.

(Note 2) Service cost includes pension costs of subsidiaries under simplified method.		(Note 2) Service cost includes pension costs of subsidiaries under simplified method.

4. Basis of projected benefit obligation calculation		4. Basis of projected benefit obligation calculation

Basis of projected benefit obligation calculation of the company and Taiwan subsidiary that adopt principal method are as follows. Subsidiaries, except Taiwan, do not recognize transition obligation.		Basis of projected benefit obligation calculation of the company and Taiwan subsidiary that adopt principal method are as follows. Subsidiaries, except Taiwan, do not recognize transition obligation.

(1) Method of allocation of estimated pension cost	Straight line method	(1) Method of allocation of estimated pension cost	Straight line method
(2) Discount rate	2.5 – 5.0%	(2) Discount rate	3.0 – 6.0%
(3) Expected long-term return rate on plan assets	5.0%	(3) Expected long-term return rate on plan assets	6.0%
(4) Estimated life of actuarial loss	1 – 25 years	(4) Estimated life of actuarial loss	1 – 24 years
(5) Estimated life of transition obligation	one year	(5) Estimated life of transition obligation	one year
(6) Estimated life of prior service cost	24 years	(6) Estimated life of prior service cost	24 years

(Significant Subsequent events)

Stock acquisition rights

Based on the resolution of the extraordinary general shareholders’ meeting of the Company on September 12, 2002, Trend Micro adopted at the meeting of the Board of Directors on February 4, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan.

Date of issuance	February 12, 2003
Number of stock acquisition rights	The total number of Stock acquisition rights is 3,999. (One Stock acquisition right means the acquisition right of five hundred shares.)

Class of shares subject to the exercise of Stock acquisition rights	Common shares for the Company

Issue price	Without compensation

Exercise period of Stock acquisition rights	The exercise period of Stock acquisition rights shall be from November 1, 2003 to October 31, 2007.

The person to be granted	The directors and employees of the Company and its subsidiaries (1,359 people)

4.	Status of manufacturing, orders received and actual sales

(1)	Manufacturing result

(Thousands of yen)

Products	Period	For the current fiscal year (From January 1, 2002 (to December 31, 2002)	For the previous fiscal year (From January 1, 2001 (to December 31, 2001)
PC Client		59,551	150,846
LAN Server		37,946	25,031
Internet Server		722,162	570,641
Other Products		810,344	205,382
Internet based products/services		—	354,040

Total		1,630,005	1,305,942

(Note)

1.	Amount is based on manufacturing expense.
2.	Consumption tax is not included in the amount above.
3.	ipTrend Incorporated (Tokyo Shibuya-ku) and ipTrend Incorporated (Tokyo Chuo-ku) which have operated “Internet-related product/service business” was liquidated in the previous fiscal year and ipTrend Incorporated (Taiwan) has been processed to liquidate. Thus, in the current fiscal year, the company and its subsidiaries have no amounts in “Internet based products/services”.

(2)	Sales result

(Thousands of yen)

Products	Period	For the current fiscal year (From January 1, 2002 to December 31, 2002)	For the previous fiscal year (From January 1, 2002 to December 31, 2002)
PC Client		15,069,836	11,283,846
LAN Server		5,217,980	3,400,685
Internet Server		14,857,001	10,070,003
Other Products		1,175,858	681,483
Internet based products/services		—	574,197

Sub-total		36,320,677	26,010,216
Other service		6,658,959	5,316,103

Total		42,979,636	31,326,320

(Note)

1.	Quantity is omitted due to many types of products included in one product line.
2.	ipTrend Incorporated (Tokyo Shibuya-ku) and ipTrend Incorporated (Tokyo Chuo-ku) which have operated “Internet-related product/service business” was liquidated in the previous fiscal year and ipTrend Incorporated (Taiwan) has been processed to liquidate. Thus, in the current fiscal year, the company and its subsidiaries have no amounts in “Internet based products/services”.

February 4, 2003

Digest of Non-consolidated Earnings Result for the Fiscal Year Ended December 31, 2002

Company:	Trend Micro Incorporated	Tokyo Stock Exchange 1st section
Code:	4704
Location:	Tokyo

Contact person:	Position	Regional controller, Japan Financial Planning and Control
	Name	Ryo Masaki	(Phone: 81-3-5334-3600)

Date of the board of directors meeting:			February 4, 2003

Date of the ordinary shareholders’ meeting:			March 26, 2003

The company can distribute semi-annual cash dividends based on the Articles of corporation.

The company adopts Unit Stock method. (One unit: 500 shares)

1. Financial Highlights for FY 2002 (January 1, 2002 through December 31, 2002)

(1) Results of operations

(All figures are rounded down to millions of yen.)

	Sales	(Compared to the previous year)	Operating income	(Compared to the previous year)	Ordinary income	(Compared to the previous year)
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2002	27,797	(50.6)	10,321	(36.2)	9,765	(28.7)
FY2001	18,454	(95.8)	7,579	(177.2)	7,589	(199.5)

	Net income	(Compared to the previous year)	Net income per share (Basic)	Net income per share (Diluted)	Return on shareholders’ equity	Ordinary income/total assets ratio	Ordinary income ratio
	Millions of yen	%	Yen	Yen	%	%	%
FY 2002	5,812	(1,378.5)	43.99	43.87	24.9	19.0	35.1
FY 2001	393	(-80.7)	2.99	2.96	1.9	18.4	41.1

(Note)

1. Number of weighted average shares outstanding:	132,111,467 shares (FY2002)
131,594,913 shares (FY2001)

2. Change in accounting principle:    None

3. The percentage of sales, operating income, ordinary income and net income are comparison to the prior fiscal year.

(2) Cash dividends

	Annual cash dividends per share			Total dividends (Annual)	Dividend-payout ratio	Dividend/ stockholders’ equity ratio
		As of June end	As of Dec end
	Yen	Yen	Yen	Millions of Yen	%	%
FY 2002	0.00	0.00	0.00	—	—	—
FY 2001	0.00	0.00	0.00	—	—	—

(3) Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
FY 2002	53,499	25,517	47.7	192.58
FY 2001	49,142	21,139	43.0	160.10

(Note)

1. Number of shares issued at the end of fiscal year:	132,503,417 shares (FY 2002)
132,052,284 shares (FY 2001)

2. Number of treasury Stocks at the end of fiscal year:	820,442 shares (FY 2002)
9,102 shares (FY 2001)

1. Non-consolidated Financial Statements

    (1) Condensed non-consolidated balance sheets

(Thousands of yen)

Account		Period	FY2002 (As of December 31, 2002)		FY2001 (As of December 31, 2001)		Net increase /decrease
			Amount	Percentage	Amount	Percentage	Amount
				%		%
(Assets)
I	Current assets
	1. Cash and bank deposits		33,449,175		27,935,721		5,513,453
	2. Accounts receivable, trade	*3	7,156,521		9,062,033		(1,905,511)
	3. Marketable securities		1,847,889		—		1,847,889
	4. Inventories		186,610		110,253		76,357
	5. Intercompany short-term loan receivables		283,701		508,266		(224,565)
	6. Other receivables	*3	121,949		553,079		(431,129)
	7. Deferred tax assets		3,337,271		2,704,514		632,757
	8. Others	*3	93,835		155,031		(61,195)
	9. Allowance for bad debt		(100,023)		(127,923)		27,900

	Total current assets		46,376,931	86.7	40,900,977	83.2	5,475,954

II	Non-current assets
	1. Property and equipment	*2	637,784	1.2	676,311	1.4	(38,527)
	2. Intangibles
	(1) Software		818,872		465,072		353,800
	(2) Software in progress		156,595		400,202		(243,607)
	(3) Others		23,851		44,411		(20,560)

	Total intangibles		999,318	1.9	909,686	1.9	89,632
	3. Investments and other non-current assets
	(1) Investments in securities		1,053,932		2,444,213		(1,390,280)
	(2) Investments in subsidiaries and affiliates		2,179,137		2,255,464		(76,326)
	(3) Investments in capital funds		536,380		707,389		(171,009)
	(4) Investments in capital of affiliates		5,277		5,277		—
	(5) Intercompany long-term loan receivables		60,299		66,169		(5,869)
	(6) Claim in bankruptcy		14,616		14,616		—
	(7) Long-term prepaid expenses		—		75		(75)
	(8) Security deposits		515,109		593,363		(78,254)
	(9) Defferd tax assets		1,134,958		584,069		550,888
	(10) Others		902		902		—
	(11) Allowance for bad debt		(14,798)		(15,559)		761

	Total investments and other non-current assets		5,485,816	10.2	6,655,983	13.5	(1,170,166)

	Total non-current assets		7,122,919	13.3	8,241,981	16.8	(1,119,061)

	Total assets		53,499,851	100.0	49,142,958	100.0	4,356,893

(Thousands of yen)

			FY2002 (As of December 31, 2002)		FY2001 (As of December 31, 2001)		Net increase /decrease
Accounts		Period	Amount	Percentage	Amount	Percentage	Amount
				%		%
(Liabilities)
I	Current liabilities
	1. Accounts payable, trade	*3	181,140		231,874		(50,734)
	2. Current portion of long-term debt	*4	5,000,000		3,000,000		2,000,000
	3. Accounts payables, other	*3	2,376,445		1,840,557		535,888
	4. Accrued corporate tax and others		3,223,185		2,269,000		954,185
	5. Accrued consumption taxes		367,332		303,266		64,066
	6. Accrued expenses		165,308		419,157		(253,848)
	7. Advances received		198		23,556		(23,357)
	8. Deposits received		16,921		27,548		(10,626)
	9. Allowance for sales return		340,068		505,309		(165,241)
	10. Warrants		2,584,009		2,556,691		27,318
	11. Deferred Revenue		6,014,965		4,619,339		1,395,626
	12. Others		18,187		10,358		7,828

	Total current liabilities		20,287,764	37.9	15,806,660	32.2	4,481,103
II	Long-term liabilities
	1. Long-term debt	*4	6,500,000		11,500,000		(5,000,000)
	2. Deferred Revenue		882,416		466,493		415,922
	3. Allowance for retirement benefits		311,832		229,924		81,907

	Total long-term liabilities		7,694,248	14.4	12,196,418	24.8	4,502,170

	Total liabilities		27,982,012	52.3	28,003,079	57.0	21,066
	(Shareholders’ equity)
I	Common stock	*1,7	7,257,059	13.6	6,833,677	13.9	423,381
II	Capital surplus 1. Additional paid-in capital		9,102,026	17.0	8,553,818	17.4	548,208
III	Accumulated earnings 1. Legal reserve		20,833	0.0	20,833	0.0	—
	2. Unappropriated retained earnings at the end of period		11,544,082	21.6	—		11,544,082
IV	Retained earnings 1. Unappropriated retained earnings at the end of period		—		5,731,876		(5,731,876)

	Total retained earnings		—		5,731,876	11.7	(5,731,876)

V	Valuated difference on other securities	*6	(83,877)	(0.2)	21,735	0.0	(105,613)
VI	Treasury Stock	*5	(2,322,286)	(4.3)	(22,063)	0.0	(2,300,223)

	Total shareholders’ equity		25,517,839	47.7	21,139,878	43.0	4,377,960

	Total liabilities and shareholders’ equity		53,499,851	100.0	49,142,958	100.0	4,356,893

(2)	Condensed non-consolidated income statements

(Thousands of yen)

			FY 2002 (From January 1, 2002 to December 31, 2002)		FY 2001 (From January 1, 2001 to December 31, 2001)		Compared to the previous year
Account		Period	Amount	Percentage	Amount	Percentage
				%		%
I	Sales	*1	27,797,230	100.0	18,454,367	100.0	9,342,862
II	Cost of sales	*7	1,890,219	6.8	1,171,372	6.3	718,847

	Gross profit		25,907,011	93.2	17,282,995	93.7	8,624,015
III	Selling, general and administrative expenses	*2,7	15,585,167	56.1	9,703,516	52.6	5,881,650

	Operating income		10,321,843	37.1	7,579,478	41.1	2,742,365
IV	Non-operating income	*3	335,531	1.2	669,696	3.6	(334,165)
V	Non-operating expenses	*4	892,060	3.2	659,572	3.6	232,487

	Ordinary income		9,765,314	35.1	7,589,602	41.1	2,175,712
VI	Unusual gains	*5	446,215	1.6	—	—	446,215
VII	Unusual losses	*6	94,485	0.3	6,607,963	35.8	(6,513,477)

	Income before taxes		10,117,044	36.4	981,639	5.3	9,135,405
	Corporate, inhabitant and enterprise tax		5,411,847	19.5	3,310,828	17.9	2,101,019
	Income tax—deferred		(1,107,009)	(4.0)	(2,722,317)	(14.7)	1,615,307

	Net income		5,812,206	20.9	393,127	2.1	5,419,078
	Retained earnings at the beginning of the year		5,731,876		5,338,749		393,128
	Unappropriated retained earnings at the end of the period		11,544,082		5,731,876		5,812,207

(3)	Proposed appropriation of retained earnings

(Thousands of yen)

Account		Period	FY2002 (From January 1, 2002 to December 31, 2002)	FY2001 (From January 1, 2001 to December 31, 2001)
I	Unappropriated retained earnings at the end of the period		11,544,082	5,731,876
II	Profit appropriation		—	—
III	Unappropriated retained earnings carried forward		11,544,082	5,731,876

Significant accounting policies and practices for preparing annual financial statements

1. Accounting for evaluation of securities

(1)  Securities

Investments in affilates and in subsidiaries

Moving average cost method

Available-for-sale

Available-for-sale with fair market value:

The securities are stated at the market value method based on the value at the end of the period (valuated differences are recognized in equity directly, not to reflect net earnings and cost of selling is determined by the weighted average method).

Availalble-for-sale without a market value:

The securities are stated at the weighted average cost.

(2)  The transaction of derivatives

    The market value method

(3)  Inventories

Finished goods · Raw materials · Supplies

Moving average cost method

Work in process

Work in process is stated at the cost being determined by accumulated production and development cost for individual projects.

2. Depreciation and amortization method for fixed assets

(1)  Property and equipment

Declining-balance method

Useful life and salvage value of the fixed assets are determined using the standard which is regulated by corporate tax law.

Building (excluding facilities and leasehold improvement) acquired after April 1, 1998 are depreciated by a straight-line method.

(2)  Intangibles

(Software for sale)

Straight-line method over the estimated useful lives (12 months).

(Software for internal use)

Straight-line method over the estimated useful lives (5 years).

(Other intangibles)

Straight-line method

Amortization years are determined using the standard which is regulated by corporate tax law.

(3)  Long-term prepaid expense

Amortization is computed by a straight-line method

Amortization years are determined using the standard which is regulated by corporate tax law.

3. Accounting for deferred assets	Issuing costs of stocks and bonds are charged to expenses when incurred.

4. Accounting policies for provisions

(1) Allowance for bad debt

As contingency against losses from default of note and account receivable, the allowance for bad debt is provided. The amount is determined using a percentage based on own actual doubtful account loss against total of debts and an amount, which takes into consideration the possibility of recovering specific liabilities.

(2) Allowance for sales return

In order to reserve future losses from sales return subsequent to the fiscal year end, allowance for sales return is provided based on the past experience in the sales return.

(3) Allowance for retirement benefits

In order to reserve future losses arising from retirement of employees, allowance for retirement benefits is provided based on retirement benefit liabilities at the end of the period under review.

Actuarial gain and loss are all expensed in the following accounting period.

5. Translation of major foreign-currency assets and liabilities into yen	Foreign-currency financial receivables and liabilities are translated into yen at the spot rate effective at the end of the period. Exchange differential is treated as a profit/loss.

6. Revenue recognition policy

Revenue recognition method for Post Contract Customer Support Service

(PCS)

Basically, the product license agreement contracted with the end-user states the article for PCS (customer support and upgrading of products and its pattern files).

The company adopts the following revenue recognition method for the portion of PCS. Portion of PCS revenue is recognized separately from total revenue and it is deferred as deferred revenues under current liabilities and non-current liabilities based on contracted period.

Deferred revenue is finally recognized for the contracted period evenly.

7. Accounting for leased assets	Finance leases without transfer of ownership of the leased assets are accounted for in the same manner as applied for operating leases.

8. Other important matters for preparing annual financial statements	(1) Consumption tax

Transaction subjects to consumption tax are stated at the amount net of the related consumption tax.

(2)	Accounting for stock warrants that was granted to directors and certain employees.

The Company has adopted incentive plans where warrants to purchase parent company’s shares are granted to directors and certain employees after parent company issues bonds with detachable warrants and immediately repurchases all of the warants. Compensation costs are measured at repurchase costs of warrant securities at the point of grant. Warrant portion of the bonds is recorded as “warrant account” upon issuance and then transferred to “additional paid-in capital” upon exercise.

In addition, from the previous fiscal year, the Company has adopted incentive plans of Stock Option (Subscription right method) for directors and certain employees of the Company based on pre-revised section 280-19-1 of the Business Law and section 9-1 of the Industrial Revitalization Special Measures Law. The company doesn’t recognize compensation cost and transactions due to this scheme.

Notes

(Non-consolidated balance sheets)

(Thousands of yen)

FY2002 (As of December 31, 2002)				FY2001 (As of December 31, 2001)
*1	Number of shares authorized	250,000,000 shares	*1	Number of shares authorized	250,000,000 shares
	Number of shares issued	132,503,417 shares		Number of shares issued	132,052,284 shares
*2	Accumulated depreciation of property and equipment	456,156	*2	Accumulated depreciation of property and equipment	287,601
*3	Notes to intercompany balances which are not disclosed separately are as follows:		*3	Notes to intercompany balances which are not disclosed separately are as follows:
(1)	Receivables		(1)	Receivables
	Accounts receivables, trade	2,286,897		Accounts receivables, trade	3,081,599
	Other receivables	117,003		Other receivables	495,727
	Other current assets	6,858		Other current assets	14,202

	Total	2,410,758		Total	3,591,528

(2)	Payables		(2)	Payables
	Accounts payables, trade	13		Accounts payables, trade	11,862
	Other payables	1,407,439		Other payables	698,627

	Total	1,407,453		Total	710,489

*4     Treasury bonds

In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of the affiliated company, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows. The difference between the repurchased price and book value of the treasury bonds at the time of transaction are booked as loss on repurchase of treasury bonds in the unusual loss section.

*4     Treasury bonds

In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of the affiliated company, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows. The difference between the repurchased price and book value of the treasury bonds at the time of transaction are booked as loss on repurchase of treasury bonds in the unusual loss section.

		(Thousands of yen)			(Thousands of yen)
	Current liability	Non-current liability		Current liability	Non-current liability
Bonds	5,000,000	16,500,000	Bonds	3,800,000	17,500,000
Treasury bonds	—	(10,000,000)	Treasury bonds	(800,000)	(6,000,000)

	5,000,000	6,500,000		3,000,000	11,500,000

*5 Number of treasury stocks			*5 Number of treasury stocks
		820,442 shares			9,102 shares
*6 Limitation of dividends			*6 Limitation of dividends

Due to valuation of Marketable securities with fair value, sharholder’s equity increased 21,735 thousand yen. According to section 290-1-6 of the Business Law,, the increased amount is limited to appropriate to dividends.

*7 Description of increases in the number of shares issued			*7 Description of increases in the number of shares issued

Type of issuance of shares	Number of shares issued	Issue price per share	Increase in common stock	Type of issuance of shares	Number of shares issued	Issue price per share	Increase in common stock
Exercise of stock warrant Detached from bonds	451,133 shares	—	423,381	Exercise of stock warrant Detached from bonds	812,636 shares	—	479,939
				Stock Split	65,679,227 shares	—	170,900

				(Note) Increase in common stock of stock split is due to capitalization of Additional paid in capital.

(Non-consolidated income statement)

(Thousands of yen)

FY2002 (From January 1, 2002 To December 31, 2002)		FY2001 (From January 1, 2001 To December 31, 2001)

*1 Intercompany sales included in net sales		*1 Intercompany sales included in net sales
	9,450,451		6,905,819

*2 Major components of selling, general and administrative expenses are as follows.		*2 Major components of selling, general and administrative expenses are as follows.

Sales promotion cost	3,984,830	Sales promotion cost	697,172
Advertising	402,918	Advertising	196,930
Salaries and bonuses	1,983,100	Salaries and bonuses	2,044,197
Retirement benefit cost	136,443	Retirement benefit cost	96,657
Depreciation expense	141,620	Depreciation expense	82,480
Outside service fee	1,374,463	Outside service fee	897,229
Research and development costs	1,676,728	Research and development costs	1,779,241
Software maintenance fee	1,806,002	Software maintenance fee	803,224
Intercompany charge	1,514,089	Intercompany charge	1,473,367
		Allowance for bad debt	21,299

*3 Major components of non-operating income		*3 Major components of non-operating income

Investment income	76,295	Investment income	62,325
Interest income	95,653	Interest income	51,690
Foreign exchange gain	110,912	Foreign exchange gain	481,001
Gain from reverse of allowance for bad debt	28,661	Gain on sales of marketable securities	19,974

*4 Major components of non-operating expenses		*4 Major components of non-operating expenses

Bonds interest expense	264,784	Bonds interest expense	290,755
Bonds issued cost	11,736	Bonds issued cost	108,438
Evaluation loss on investments in securities	379,878	Loss on sales of treasury stock	13,401
Loss on sales of investments in securities	14,169	Evaluation loss on investments in capital fund	220,730
Evaluation loss on investments in capital fund	171,009

*5 Major components of unusual gain		*5 Major components of unusual gain

Gain from reverse of unexecuted warrant	446,215		—

*6 Major components of unusual loss		*6 Major components of unusual loss

Loss on disposal of fixed assets	9,358	Losses on prior year adjustment	2,800,962
Evaluation loss on investment in subsidiaries and affiliates	76,326	(Due to change in revenue recognition) Loss on liquidation of affiliates	3,460,700
Loss on repurchased treasury bond	8,800	Evaluation loss on investment in subsidiaries and affiliates	203,683
		Retirement Benefit
		Loss on disposal of fixed assets	106,581
		Loss on repurchased treasury bond	24,034
			12,000

*7 Depreciation and amortization expense		*7 Depreciation and amortization expense

Property and equipment	182,733	Property and equipment	107,047
Intangibles	946,530	Intangibles	579,993

(Lease Transactions)

None

(Marketable Securities)

FY2002 (as of December 31, 2002)

None of investments in subsidiaries and affiliates have fair value.

FY2001 (as of December 31, 2001)

None of investments in subsidiaries and affiliates have fair value.

9

(Derivatives transactions)

Footnote for the transactions in the current consolidated fiscal year and the previous consolidated fiscal year is made in the consolidated financial statement.

(Accounting for deferred tax)

(Thousands of yen)

		FY 2002 From January 1, 2002 to Decmber 31, 2002				FY 2001 From January 1, 2001 to Decmber 31, 2001
1.	Major items causing deferred tax assets and liabilities			1.	Major items causing deferred tax assets and liabilities
	(1)	Current assets			(1)	Current assets
		(Deferred tax assets)				(Deferred tax assets)
		Deferred Revenue	2,529,293			Deferred Revenue	1,942,432
		Accrued enterprise taxes	326,881			Accrued enterprise taxes	212,773
		Allowance for sales return	208,759			Allowance for sales return	212,482
		Uncertainty accrued expenses	110,185			Uncertainty accrued expenses	251,681
		Valuated difference on other securities	47,082			Other	127,195

		Other	153,534			Sub Total	2,746,564

		Sub Total	3,375,736			Valuation allowance	(42,050)

		Valuation allowance	(38,465)			Total	2,704,514

		Total	3,337,271
	(2)	Non-current assets			(2)	Non-current assets
		(Deferred tax assets)				(Deferred tax assets)
		Deferred revenue	371,056			Deferred revenue	196,160
		Intangibles	341,371			Intangibles	150,842
		Loss on evaluation for investments in securities	161,559			Loss on evaluation for investments in securities	171,148
		Pension and severance costs	117,418			Pension and severance costs	67,678
		Evaluation loss on investment in capital fund	115,761			Other	14,010

		Other	27,791			Sub total	599,841

		Total	1,134,958			(Deferred tax liabilities)
						Valuated difference on other securities	(15,771)
						Deferred tax liabilities Total	(15,771)

						Total	584,069

2.	Major items causing differences between statutory rate and effective rate after tax effect accounting.			2.	Major items causing differences between statutory rate and effective rate after tax effect accounting.
	Due to variance by less than five hundredth between statutory rate and effective rate after tax effect accounting, footnote is omitted.					Statutory rate (Adjustment)	42.05%
						Permanent difference such as entertainment expense	13.29%
						Inhabitant tax	0.77%
						Adjustment for deferred tax assets	4.35%
						Other	(0.51)%

						Effective rate after tax effect accounting	59.95%

(Significant subsequent events)

Stock acquisition rights

Based on the resolution of the extraordinary general shareholders’ meeting of the Company on September 12, 2002, Trend Micro adopted at the meeting of the Board of Directors on February 4, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan.

Date of issuance	February 12, 2003

Number of stock acquisition rights	The total number of Stock acquisition rights is 3,999. (One Stock acquisition right means the acquisition right of five hundred shares.)

Class of shares subject to the exercise of Stock acquisition rights	Common shares for the Company

Issue price	Without compensation

Exercise period of Stock acquisition rights	The exercise period of Stock acquisition rights shall be from November 1, 2003 to October 31, 2007.

The person to be granted	The directors and employees of the Company and its subsidiaries (1,359 people)

(Change of Directors)

None

Trend Micro Notice relating to Allocation of Stock Options

(Stock Acquisition Rights)

Tokyo, Japan – February 4, 2003 – Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today resolved at a meeting of its Board of Directors the details of stock acquisition rights to be issued as stock options (the “Stock Acquisition Rights) pursuant to Article 280-20 and 280-21 of the Commercial Code of Japan and the resolution at the extraordinary general meeting of shareholders on September 12, 2002.

1. Issue date of stock acquisition rights:

February 12, 2003

2. Number of stock acquisition rights to be issued:

3,999

3. Class of shares subject to the exercise of stock acquisition rights:

Common shares of the Company

4. Issue price of stock acquisition rights:

None

5. Amount to be paid upon exercise of stock acquisition rights (exercise price):

To be decided on February 12, 2003

6. Aggregated amount to be issued or transferred upon exercise stock acquisition rights:

To be decided on February 12, 2003

7. Amount to be accounted for as stated capital:

The amount to be accounted for as stated capital shall mean an amount obtained by multiplying the exercise price (to be decided on

February 12, 2003) by 0.5, with any fraction amounts to be rounded up to a full yen.

8. Individuals who will be allotted the stock acquisition rights:

The directors and employees of the Company and its affiliates, totally 1,359 persons

For your information

(1) Date of resolution of the board of directors that decided the proposal at the extraordinary general meeting of shareholders:

June 13, 2002

(2) Date of resolution of the extraordinary general meeting of shareholders:

September 12, 2002

(3) Exercise period of the stock acquisition rights:

From November 1, 2003 to October 31, 2007

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website at http://www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp